EXHIBIT (8)(d)

FIRST AMENDMENT TO PARTICIPATION AGREEMENT

(VANGUARD)

First Amendment dated September 25, 2000

to the

Participation, Market Consulting and Administration Agreement

dated June 22, 1998

THIS FIRST AMENDMENT (“Amendment”) to the Participation, Market Consulting and Administration Agreement dated June 22, 1998, (“Agreement”) is made and effective as of the 25th day of September, 2000 by and among the original Parties to the Agreement, namely, Vanguard Variable Insurance Fund, Inc. (“Fund”), The Vanguard Group, Inc. (“Sponsor”), and Peoples Benefit Life Insurance Company (“Peoples”), (formerly known as Providian Life and Health Insurance Company) on its own behalf and on behalf of the Peoples Benefit Life Insurance Company Separate Account IV (“Separate Account IV”), AUSA Life Insurance Company, Inc. (“AUSA Life”), (formerly known as First Providian Life and Health Insurance Company) on its own behalf and on behalf of the AUSA Life Insurance Company Separate Account B (“Separate Account B” and, collectively with Separate Account IV, the “Accounts”) (Peoples, AUSA Life and the Accounts collectively, the “Company”). All other terms capitalized herein shall have the same meaning as set forth in the Agreement.

WHEREAS, this Amendment shall supersede and replace those portions of the Agreement which conflict with the terms and provisions of this Amendment. All other terms and provisions of the Agreement that are not expressly modified by this Amendment shall remain unchanged and in full force and effect.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises, agreements and representations in this Amendment, and other good and valuable consideration, the receipt of which is hereby acknowledge, the Parties agree as follows:

1.	Section 1.5(a) of the Agreement shall be amended to change the mortality and expense risk free referenced in the fourth sentence thereof from 0.75% to 0.50%.

2.	Section 1.5(b) of the Agreement shall be amended to read as follows:

(b)(i) Sponsor agrees that during the term of this Agreement, it will not by Direct Marketing offer, or participate directly or indirectly in the offering of, variable annuity contracts (which are not intended to include single premium immediate variable annuity contracts), other than the Contract, except as set forth in this Section 1.5(b). The Sponsor may sell shares of the Fund to life insurance companies that are not affiliated with Company, and their separate accounts, (collectively “Other Insurers”), for use in Other Insurers’ variable annuity contracts, provided that the total number of Fund portfolios in any such Other Insurers’ variable annuity contracts would not constitute a majority of the total number of mutual funds or portfolio selections offered in any one contract. Sponsor shall not use or allow the use of the Vanguard name as the name or in the name of any Other Insurers’ annuity contract containing Fund portfolios. Nor shall Sponsor allow the Vanguard name to be used prominently in the marketing of any Other Insurers’ annuity contract containing Fund portfolios. Notwithstanding the foregoing, it is understood by the Parties that identification of the portfolio or subaccount as a Vanguard portfolio will be necessary, provided such identification is given no greater prominence than any other mutual fund or portfolio selection offered in the Other Insurers’ contract. Sponsor may participate directly or indirectly in the offering and issuance of variable annuity contracts to pension funds, employer-employee plans, deferred compensation plans or employer-employee trusts and, provided further, that Sponsor may offer any financial products by Direct Marketing except as limited by this section. Fund will continue to offer shares for contracts in force at the termination of this Agreement, for so long as any Fund shares are held by the Accounts. Nothing in this Agreement shall be construed to apply to variable life insurance policies or single premium immediate variable annuity contracts.

(ii) The Company shall have the right to purchase fund shares for its other separate accounts and for other annuity contracts of the Company or its affiliates on a most-favored partner basis. That is, Company shall be entitled to purchase fund shares on the same or more favorable basis as the fund shares are sold to the Other Insurers, taking into consideration the totality of the factors relating to the products, including but not limited to: the nature and amount of administrative services provided by Vanguard: product pricing; sales and marketing methods; commissions and allowances paid to Vanguard; contract, fund, and separate account fees and charges; portfolio selections; and product features.

(iii) Sponsor shall avoid directly or indirectly promoting the sale of Other Insurers’ annuities in a manner that could be reasonably expected to result in the withdrawal from, or the replacement or cancellation of, any Vanguard Variable Annuity Plan contract, or which would be reasonably expected to reduce sales of the Vanguard Variable Annuity Plan. Sponsor shall use its best efforts to require that Other Insurers conduct the marketing and sale of their annuities on the highest level of ethical and business standards.

IN WITNESS WHEREOF, each of the Parties to this Amendment have caused this Amendment to be duly executed effective as of the date set forth above.

Company:		Fund:
People Benefit Life Insurance Company		Vanguard Variable Insurance Fund, Inc.
AUSA Life Insurance Company

By:	UNREADABLE	By:	UNREADABLE
Title:	Vice President	Title:	Assistant Secretary

Sponsor:
The Vanguard Group, Inc.

		By:	UNREADABLE
		Title:	Principal

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